GEOPHARMA, INC.

6950 Bryan Dairy Road

Largo, Florida 33777

(727) 544-8866

July 3, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jeffrey P. Riedler, Esq.
Assistant Director

Re:	GeoPharma, Inc.
Registration Statement on Form S-4
Filed on May 15, 2007
File No. 333-142994

Ladies and Gentlemen:

Amendment No. 1 to the above-referenced Registration Statement on Form – 4 was filed today. We are responding to the staff’s comment letter dated May 24, 2007 regarding the above-reference registration statement. The number of the response in this letter corresponds to the number of the staff’s comments as set forth in the comment letter.

SEC Comment

1.	We note the filing does not include the signature of your controller or principal accounting officer. Please include this signature in an amended Form S-4. If Ms. DoreFalcone also serves as the controller or principal accounting officer, her signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form S-4,

Response:

Amendment No. 1. to the Registration Statement has been revised in response to the staff’s comments. Please see the signature pages to Amendment No. 1.

Please contact the undersigned should you have any comments or questions.

Very truly yours,

GeoPharma, Inc.

By:	/s/ Carol Dore-Falcone
Carol Dore-Falcone
Chief Financial Officer/Principal Accounting Officer